AB 3/4

KH 3/3

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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11016866

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section

FEB 25 2011

Washington, DC 110

SEC FILE NUMBER
8-47278

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Julian LeCraw Realty Advisors, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1575 Northside Drive Bldg 100, Suite 200
(No. and Street)

Atlanta (City) Georgia (State) 30318 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lisa Gattis 404-367-6051
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gifford Hillegass + Ingwersen, LLP
(Name – *if individual, state last, first, middle name*)

Six Concourse Pkwy, Suite 600 (Address) Atlanta (City) Ga (State) 30328 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

OATH OR AFFIRMATION

I, Robert Lee Walter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Julian LeCraw Realty Advisors Inc, as of 12/31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer

Title

BARBARA BLENDER NOTARY EXP. JANUARY 20, 2014 PUBLIC FULTON COUNTY, GEORGIA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing
Section

FEB 25 2011

Washington, DC
110

JULIAN LECRAW REALTY ADVISORS, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

For the Year Ended December 31, 2010

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

JULIAN LECRAW REALTY ADVISORS, INC.

TABLE OF CONTENTS

December 31, 2010

Financial Statements:

Independent Auditors' Report 1

Balance Sheet 2

Statement of Operations 3

Statement of Changes in Stockholders' Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6-7

Supplemental Information

Computation of Net Capital
(Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934) 8

Other Information 9

Independent Auditors' Report on Internal Control
Required by SEC Rule 17a-5 10-11

Independent Accountants' Report on Applying Agreed Upon Procedures
Related to the SIPC Assessment Reconciliation 12-13

Form SIPC-7 (General Assessment Reconciliation) 14-15

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT

To the Stockholders
Julian LeCraw Realty Advisors, Inc.
Atlanta, Georgia

We have audited the accompanying balance sheet of Julian LeCraw Realty Advisors, Inc., as of December 31, 2010 and the related statement of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Julian LeCraw Realty Advisors, Inc. as of December 31, 2010 and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 21, 2011
Atlanta, Georgia

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

JULIAN LECRAW REALTY ADVISORS, INC.

BALANCE SHEET

December 31, 2010

ASSETS

Current Assets		
Cash and Cash Equivalents	$	9,736
TOTAL ASSETS	$	9,736

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued Expenses	$	250
TOTAL CURRENT LIABILITES		
Stockholders' Equity		
Preferred stock, no par value, 100,000 shares authorized; none issued and outstanding		
Common Stock, $1 par value, 500 shares authorized, issued and outstanding		500
Paid-in Capital		244,504
Accumulated Deficit		(235,518)
TOTAL STOCKHOLDERS' EQUITY		9,486
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	9,736

The accompanying notes to financial statements are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2010

Interest Income	$	23
Operating Expenses		
Escrow fees and service charges		726
Registration fees		941
Professional fees		5,500
Overhead allocation		7,740
Outside services		3,364
Other		671
Total operating expenses		18,942
Net Loss Before Taxes		(18,919)
Income Tax Provision		-
Net Loss	$	(18,919)

The accompanying notes to financial statements are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

For the Year Ended December 31, 2010

	Common Stock		Additional Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance at December 31, 2009	500	$ 500	$ 226,764	$ (216,599)	$ 10,665
Contribution of capital	-	-	17,740	-	17,740
Net loss	-	-	-	(18,919)	(18,919)
Balance at December 31, 2010	500	$ 500	$ 244,504	$ (235,518)	$ 9,486

The accompanying notes to financial statements are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash Flows from Operating Activities	
Net loss	$ (18,919)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in due from affiliates	28
Net cash used in operating activities	(18,891)
Cash Flows from Financing Activities	
Contribution of capital	17,740
Net Decrease in Cash	(1,151)
Cash at Beginning of Year	10,887
Cash at End of Year	$ 9,736

The accompanying notes to financial statements are an integral part of these statements.

JULIAN LECRAW REALTY ADVISORS, INC.

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2010

NOTE A—DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Julian LeCraw Realty Advisors, Inc. (the "Company"), a Georgia corporation incorporated April 27, 1994, was formed as a broker/dealer to sell interests in real estate limited partnerships sponsored by an affiliate. The Company commenced doing business in 1995.

Basis of Accounting: The Company prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents: For purposes of reporting cash flows, cash and cash equivalents include highly liquid instruments with a maturity date of three months or less.

Fair Values of Financial Instruments: Financial instruments are reported at values which the Company believes are not significantly different from fair values. The Company believes no significant credit risk exists with respect to any of its financial instruments.

Income Taxes: The Company has elected to be taxed under the C Corporation rules of the Internal Revenue Code and accounts for income taxes using the asset and liability method in accordance with Statement of Financial Accounting Standards (FASB) Accounting Standards Codification (ASC) 740, *Accounting for Income Taxes*. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and tax bases of assets and liabilities. Income taxes consist of deferred taxes related primarily to loss carry-forwards, net of a valuation allowance.

Management does not believe there are any uncertain tax positions as defined by FASB ASC 740, *Accounting for Income Taxes*. The Company could be subject to income tax examinations for its U.S. Federal tax filings for the current year and previous filings for tax years 2009, 2008 and 2007 still open under the statute of limitations.

Subsequent Events: The Company has evaluated events and transactions that occurred between January 1, 2011 and February 21, 2011, which is the date the financial statements were available to be issued for possible recognition or disclosure in the financial statements.

NOTE B—RELATED PARTY TRANSACTIONS

The Company is operated out of the office of one of its stockholders. Occupancy, compensation and commission expenses are not charged by the affiliate to the Company. Further, the Company does not charge or collect commissions for its services in marketing affiliated limited partnership offerings. Accordingly, the Statement of Operations and Cash Flows are not representative of revenues or expenses that would be incurred by an independent company. However, during 2007 the affiliate began charging for overhead expenses and then contributed the allocated amount to the Company as additional paid in capital. The amount allocated and contributed was $7,740 during 2010. The Company is dependent on fee income and capital contributions from its owners and their affiliates in order to operate.

NOTE C—INCOME TAXES

A deferred tax asset of approximately $4,000 at December 31, 2010 is recognized for deductible temporary differences, related primarily to a net operating loss carry-forward. Because of the uncertainty of the realization of the resulting net tax asset, the Company has recorded a valuation allowance of $4,000 at December 31, 2010. At December 31, 2010, the Company has a net operating loss carry-forward for tax purposes of approximately $40,000 which expires beginning in 2029 if not used. Under federal tax law, certain changes in ownership of the Company may restrict future utilization of this carry-forward.

NOTE D—REGULATORY NET CAPITAL

The Company is required to maintain a minimum of $5,000 of net capital for regulatory purposes. According to regulations, assets such as due from affiliates, prepaid expenses, fixed assets, intangible assets and deferred costs are not allowable for purposes of computing regulatory net capital. If the Company's net capital falls below 120% of the minimum required, it must notify the regulatory agency and cease doing business until net capital is restored to 120% of the minimum level. At December 31, 2010, the Company reported $9,486 of net capital, which meets the net capital requirement.

SUPPLEMENTAL INFORMATION

JULIAN LECRAW REALTY ADVISORS, INC.

Schedule I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2010

Computation of Net Capital		
Total stockholders' equity	$	9,486
Deduct nonallowable assets:		-
Net capital	$	9,486
Computation of Aggregate Indebtedness		
Total aggregate indebtedness	$	250
Computation of Minimum Net Capital Requirement		
Net capital	$	9,486
Minimum net capital to be maintained (greater of $5,000 or 6 $^{2}/_{3}$% of total aggregate indebtedness)		5,000
Net capital in excess of requirement	$	4,486
Percentage of aggregate indebtedness to net capital		2.64%

Pursuant to Rule 17a-5(d)(4), no material differences were noted from the Company's computation; therefore, a reconciliation is not considered necessary.

See Independent Auditors' Report

JULIAN LECRAW REALTY ADVISORS, INC.

Schedule II

OTHER INFORMATION

December 31, 2010

The following statements and computations are not applicable at December 31, 2010, and for the year then ended and, accordingly, are not included herein:

a) Statement of changes in liabilities subordinated to claims of creditors.

b) Computation for determination of the reserve requirements pursuant to Rule 15c3-3.

c) Information relating to the possession or control requirements under Rule 15c3-3.

d) Schedule of segregation requirements and funds in segregation for customers' regulated commodity futures and options accounts.

The Company qualifies for exemption of b) and c) above under subparagraph (k) (2) (i) of Rule 15c3-3.

See Independent Auditors' Report

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Stockholders
Julian LeCraw Realty Advisors, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Julian LeCraw Realty Advisors, Inc. as of and for the year ended December 31, 2010, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for the safeguarding of securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3 (specifically subparagraph (k)(2)(i)). Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

No facts came to our attention to indicate that the exemptions claimed had not been complied with during the year.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

GH&I

management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a significant deficiency, or combination of significant deficiencies in internal controls such there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding that we consider to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 21, 2011
Atlanta, Georgia

GH&I Gifford Hillegass & Ingwersen, LLP
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES RELATED TO THE SIPC ASSESSMENT RECONCILIATION

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by Julian LeCraw Realty Advisors, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Julian LeCraw Realty Advisors, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Julian LeCraw Realty Advisors, Inc.'s management is responsible for the Julian LeCraw Realty Advisors, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries [*check copy*] noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers [*general ledger detail of revenues*] noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers [*general ledger detail of revenues*] supporting the adjustments noting no differences; and

770.396.1100 MAIN
770.393.0319 FAX

Six Concourse Parkway
Suite 600
Atlanta, GA 30328-5351

GHI-CPA.COM

GH&I

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We are not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Gifford, Hillegass & Ingwersen, LLP

GIFFORD, HILLEGASS & INGWERSEN, LLP

February 21, 2011
Atlanta, Georgia

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 20 10
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047278 FINRA DEC
JULIAN LECRAW REALTY ADVISORS INC 15*15
1575 NORTHSIDE DR NW STE 200
ATLANTA GA 30318-4235

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Lisa Gattis 404 367-6051

2. A. General Assessment (item 2e from page 2)		$ 0
B. Less payment made with SIPC-6 filed (exclude interest) 07-20-10 Date Paid		(150)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		(150)
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ (150)
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 0	
H. Overpayment carried forward	$(150)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Julian LeCraw Realty Advisors Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Executive Officer
(Title)

Dated the 7 day of February, 20 11.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning Jan. 1, 2010 and ending Dec. 31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 23.
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-
(2) Net loss from principal transactions in securities in trading accounts.	-
(3) Net loss from principal transactions in commodities in trading accounts.	-
(4) Interest and dividend expense deducted in determining item 2a.	-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-
(7) Net loss from securities in investment accounts.	-
Total additions	-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	-
(2) Revenues from commodity transactions.	-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	-
(4) Reimbursements for postage in connection with proxy solicitation.	-
(5) Net gain from securities in investment accounts.	-
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	-
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ -	
Enter the greater of line (i) or (ii)	-
Total deductions	-
2d. SIPC Net Operating Revenues	$ 23
2e. General Assessment @ .0025	$ 0

(to page 1, line 2.A.)